Prospectus Supplement No. 1	Filed Pursuant to Rule 424(b)(3)
To Prospectus Dated May 18, 2005	Registration No. 333-114794
SAFEGUARD SCIENTIFICS, INC.
$145,000,000
2.625% Convertible Senior Debentures Due 2024 and
Shares of Common Stock Issuable Upon Conversion of the Debentures
This prospectus supplement no. 1 supplements the prospectus dated May 18, 2005 of Safeguard Scientifics, Inc. relating to the offer and sale from time to time by certain selling securityholders of our 2.625% Convertible Senior Debentures Due 2024 and the shares of our common stock issuable upon the conversion of the debentures. We initially issued $150,000,000 aggregate principal amount of the debentures but have since repurchased $5,000,000 of debentures. Therefore, as of the date of this prospectus supplement no. 1, debentures with an aggregate principal amount of $145,000,000 remain outstanding.
You should read this prospectus supplement no. 1 in conjunction with the prospectus dated May 18, 2005, which should be delivered with this prospectus supplement no. 1. This prospectus supplement no. 1 is not complete without, and may not be delivered or used except in conjunction with, the prospectus dated May 18, 2005, including any amendments or supplements thereto. This prospectus supplement no. 1 is qualified by reference to the prospectus dated May 18, 2005, except to the extent that the information provided by this prospectus supplement no. 1 supersedes information contained in the prospectus dated May 18, 2005.
Investing in the debentures or the common stock into which the debentures are convertible involves a high degree of risk. See “Risk Factors” beginning on page 10 of the prospectus dated May 18, 2005.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus, as amended and supplemented, is truthful and complete. Any representation to the contrary is a criminal offense.
The information in the table appearing under the heading “Selling Securityholders” on page 23 of the prospectus dated May 18, 2005 is amended by adding the information below with respect to persons not previously listed in the prospectus dated May 18, 2005 or in any amendments or supplements thereto, and by superseding the information with respect to persons previously listed in the prospectus dated May 18, 2005 or in any amendments or supplements thereto with the information listed below. The following table contains information supplied to us by the selling securityholders named in the table below on or prior to June 9, 2006. Information about the selling securityholders may change from time to time and, if necessary, we may amend or supplement the prospectus dated May 18, 2005 accordingly.

	Principal Amount of
	Debentures		Number of Shares of
	Beneficially Owned	Percentage of	Common Stock	Number of Shares of
	That May Be Sold	Debentures	Beneficially Owned	Common Stock That
Name of Selling Securityholder	($)	Outstanding	Before Offering	May Be Sold (1)

Arch Reinsurance Ltd. (2)	610,000	*	0	84,517
Jefferies & Company, Inc. (3)	350,000	*	0	48,493
JPMorgan Securities Inc. (4)	8,500,000	5.9%	62,296	1,177,709
Van Kampen Harbor Fund (5)	1,500,000	1.0%	0	207,831
Wachovia Capital Markets LLC (6)	1,475,000	1.0%	0	204,367

*	Less than 1.0%.

(1)	Assumes conversion of all of the holder’s debentures at the initial conversion rate of 138.5540 shares of common stock per $1,000 principal amount of the debentures. However, the conversion rate is subject to adjustment as described in the prospectus under “Description of Debentures—Conversion Rate Adjustments.” As a result, the number of shares of our common stock issuable upon conversion of the debentures may increase or decrease in the future. As provided in the indenture, we will not issue fractional shares of our common stock upon conversion of the debentures.

(2)	Oaktree Capital Management LLC (“Oaktree”) is the investment manager of this selling securityholder listed above with respect to the aggregate principal amount of registrable securities set forth next to such selling securityholder’s name in the table above. Oaktree does not own any equity interest in this selling securityholder but has voting and dispositive power over the aggregate principal amount of registrable securities set forth next to such selling securityholder’s name in the table above. Andrew Watts is a managing director of Oaktree and is the portfolio manager for this selling securityholder. Mr. Watts, Oaktree and all employees and members of Oaktree disclaim beneficial ownership of the registrable securities held by this selling securityholder, except for their pecuniary interest therein. Does not include $350,000 principal amount of debentures purchased in open market transactions. This selling securityholder has identified itself as an affiliate of a broker-dealer and has represented to us that it purchased the debentures and/or the common stock issuable upon conversion of the debentures in the ordinary course of business and at the time of such purchase, the selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute such debentures and/or common stock issuable upon conversion of the debentures.

(3)	Jefferies & Company, Inc. is a wholly-owned subsidiary of Jefferies Group, Inc., which is a publicly traded company on the NYSE. This selling securityholder has identified itself as a registered broker-dealer and, accordingly, may be deemed an underwriter with respect to the $350,000 principal amount of debentures, and 48,493 shares of common stock into which these debentures are convertible, that it is selling pursuant to this prospectus supplement no. 1.

(4)	JPMorgan Securities Inc. is a wholly-owned subsidiary of JP Morgan Chase & Co., which is a publicly traded company on the NYSE. This selling securityholder has identified itself as a registered broker-dealer and, accordingly, may be deemed an underwriter with respect to the $8,500,000 principal amount of debentures, and 1,177,709 shares of common stock into which these debentures are convertible, that it is selling pursuant to this prospectus supplement no. 1.

(5)	Van Kampen Asset Management, Inc., as this selling securityholder’s investment advisor, has discretionary authority over this selling securityholder’s portfolio. David McLaughlin and Ellen Gold, as portfolio managers, share voting or dispositive power over the aggregate principal amount of registrable securities set forth next to this selling securityholder’s name in the table above. This selling securityholder has identified itself as a registered broker-dealer and, accordingly, may be deemed an underwriter with respect to the $1,500,000 principal amount of debentures, and 207,831 shares of common stock into which these debentures are convertible, that it is selling pursuant to this prospectus supplement no. 1.

(6)	Wachovia Capital Markets LLC is a wholly-owned subsidiary of Wachovia Corporation, which is a publicly traded company on the NYSE. This securityholder and its affiliates have provided in the past, and may provide in the future, investment banking, commercial lending and financial advisory services to us and our affiliates, including, without limitation, that the securityholder acted as the initial purchaser in the initial offering of the debentures. This selling securityholder has identified itself as a registered broker-dealer and, accordingly, may be deemed an underwriter with respect to the $1,475,000 principal amount of debentures, and 204,367 shares of common stock into which these debentures are convertible, that it is selling pursuant to this prospectus supplement no. 1.
The date of this prospectus supplement no. 1 is June 19, 2006.